SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

ETHOS ENVIRONMENTAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

CUSIP No. 29765X 10 1

(CUSIP Number)

David Skriloff
MKM Capital Advisors, LLC
420 Lexington Avenue, Suite 1718
New York, NY  10170

 With Copies To:

Marc J. Ross, Esq.
James M. Turner, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

 (Continued on following pages)

(Page 1of 7)

CUSIP No. 29765X 10 1	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

MKM Opportunity Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7	SOLE VOTING POWER

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	9,913,214*
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH
10	SHARED DISPOSITIVE POWER

9,913,214*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,913,214*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% *
14	TYPE OF REPORTING PERSON

CO
 *See Item 3 – Source and Amount of Funds or Other Consideration.

CUSIP No. 29765X 10 1	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

MKM Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	9,913,214*
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

9,913,214*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,913,214*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99*
14	TYPE OF REPORTING PERSON

OO
 *See Item 3 – Source and Amount of Funds or Other Consideration.

CUSIP No. 29765X 10 1	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

David Skriloff
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	9,913,214*
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

9,913,214*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,913,214*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%*
14	TYPE OF REPORTING PERSON

IN
 *See Item 3 – Source and Amount of Funds or Other Consideration.

Page 5 of 7 Pages

Item 1. Security and Issuer

This statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Ethos Environmental, Inc., a Nevada Corporation (the "Issuer"). The principal offices of the Issuer are located at 6800 Gateway Park, San Diego, CA 92154.

Item 2. Identity and Background.

 (a)-(c), (f).  This statement is being filed by MKM Opportunity Master Fund, Ltd. (“MKM Opportunity”), MKM Capital Advisors, LLC (“MKM Capital”) and David Skriloff (“Skriloff”; MKM Opportunity, MKM Capital and Skriloff collectively, the “Reporting Persons”).

MKM Opportunity, a Cayman Islands corporation, whose business address is c/o MKM Capital, 420 Lexington Avenue, Suite 1718, New York, NY 10170, is primarily engaged in the business of investments.

MKM Capital, a Delaware limited liability company, whose business address is 420 Lexington Avenue, Suite 1718, New York, NY 10170, is primarily engaged in the business of investments.

Skriloff, a United States citizen, has a business address at c/o MKM Capital, 420 Lexington Avenue, Suite 1718, New York, NY 10170.

MKM Capital Advisors serves as investment manager to MKM Opportunity and, as such, may be deemed to hold an indirect beneficial interest in the shares of Common Stock that are directly beneficially owned by MKM Opportunity. David Skriloff is the managing member of MKM Capital and the portfolio manager of MKM Opportunity, and, as such, may be deemed to hold an indirect beneficial interest in the shares of Common Stock that are directly beneficially owned by MKM Opportunity. Each Reporting Person disclaims beneficial ownership of all securities other than those owned of record by such Reporting Person.

(d) and (e).  During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations  or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Persons were or are the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On August 11, 2008, MKM Opportunity entered into a Stock Purchase Agreement and a Note and Warrant Purchase Agreement with the Issuer for the purchase of (i) 909,091 restricted shares of the Issuer’s Common Stock, (ii) convertible promissory notes in the aggregate principal amount of $300,000 (the “Notes”), and a warrant to purchase up to 1,000,000 shares of the Issuer’s Common Stock at an exercise price of $0.75 per share (the “Warrant”).  The Notes are convertible, only upon an event of default, into Common Stock at a conversion price of $0.25 per share.

On September 25, 2008, MKM Opportunity entered into a Private Placement Subscription Agreement with the Issuer for (i) the purchase of 750,000 restricted shares of the Issuer’s Common Stock, (ii) changing the strike price of the Warrant to $0.37 per share and a waiver of the anti-dilution provisions in the Warrant, and (iii) a new warrant for the purchase of up to 500,000 shares of the Issuer’s Common Stock at an exercise price of $0.30 per share (the “October Warrant”) in exchange for $150,000.

On January 9, 2009, MKM Opportunity entered into a Settlement Agreement and General Release (the “Settlement Agreement”) with the Issuer pursuant to which the Issuer and MKM Opportunity amended the terms and conditions relating to a series of transactions by and between the Issuer and MKM Opportunity, as set forth herein.  In August 2008, the Issuer issued a Note and Warrant, as more fully described in the first paragraph of this Item 3.  Subsequently, in October 2008, the Issuer issued the October Warrant, as more fully described in the second paragraph of this Item 3.  The Note, Warrant and October Warrant shall collectively be referred to as the “Prior Agreements.”  The parties have resolved to terminate the Prior Agreements and enter into a new warrant and note pursuant to the terms and conditions herein as fully set forth in the Settlement Agreement.

Pursuant to the terms of the Settlement Agreement, MKM Opportunity provided additional financing to the Issuer in the amount of $250,000 and, in exchange, the Issuer agreed to: (i) issue to MKM Opportunity 500,000 shares of the Issuer’s Common Stock; (ii) issue to MKM Opportunity a five-year warrant to purchase up to 1,500,000 shares of the Issuer’s Common Stock at an exercise price of $0.25 per share; and (iii) issue to MKM Opportunity a replacement convertible promissory note in the principal amount of $550,000.

Between the dates of March 14, 2009 and April 15, 2009, MKM Opportunity participated in the Issuer’s offering of 12% convertible debentures (the “Private Placement”).  In the Private Placement, MKM Opportunity purchased, in the aggregate, (i) convertible debentures in the principal amount of $475,000; (ii) warrants to purchase up to 475,000 shares of the Issuer’s Common Stock; and (iii) 313,500 shares of the Issuer’s Common Stock.

Page 6 of 7 Pages

On May 8, 2009, MKM Opportunity participated in the Issuer’s offering of 10% convertible debentures (the “May PP”).  In the May PP, MKM Opportunity purchased, in the aggregate, (i) convertible debentures in the principal amount of $25,000; (ii) warrants to purchase up to 50,000 shares of the Issuer’s Common Stock; and (iii) 10,000 shares of the Issuer’s Common Stock.

On May 8, 2009, the Registrant issued a common stock purchase warrant (the “Purchase Warrant”) to MKM to purchase up to 100,000 shares of common stock of the Registrant at a price of $0.40 per share. The Purchase Warrant was issued in connection with a loan made by MKM to the Registrant of $100,000 pursuant to a promissory note (the “P-Note”) also dated May 8, 2009. The P-Note is due on June 7, 2009 and carries simple interest of 10%. The Purchase Warrant, which expires on May 8, 2012, contains anti-dilution provisions and other customary provisions. The Purchase Warrant was offered and issued to MKM in a private placement transaction made in reliance upon exemption from registration pursuant to Section 4(2) of the Securities Act of 1933.

As of October 13, 2010, MKM Opportunity owned 2,584,685 shares of Common Stock, warrants to purchase up to 8,900,000 shares of Common Stock and convertible debentures in the principal face amount of $1,200,000 that are convertible into 12,000,000 shares of Common Stock.

All of the foregoing warrants and convertible securities (together, the “Blocked Securities”) include a limitation on conversion or exercise, which provides that at no time will MKM Opportunity be entitled to convert any portion of the Blocked Securities that would result in the beneficial ownership by MKM Opportunity of more than 9.99% of the outstanding shares of the Issuer’s Common Stock (the "9.99% Limitation"). As such, but for the 9.99% Limitation, MKM Opportunity would be able to convert the Blocked Securities for an aggregate total of 20,900,000 shares of Common Stock, including the shares of common stock owned by MKM Opportunity (or approximately 23.66% of the outstanding Common Stock as of this date). For purposes of determining the percentages reported in this Schedule 13D, the Reporting Persons utilized 99,231,381 shares as the Issuer's total number of outstanding shares of Common Stock (as reported on the Issuer’s Current Report on Form 8K as of November 24, 2009).

For purposes of this Schedule 13D, the total number of shares reported as beneficially owned by the Reporting Persons is 9,913,214 shares, which is the maximum number of shares of the Issuer's Common Stock beneficially owned by the Reporting Persons in accordance with the 9.99% Limitation, based upon 2,584,685 shares of Common Stock owned by the Reporting Persons and an additional 7,328,529 shares of Common Stock issuable upon exercise of warrants and/or conversion of convertible debentures.

Item 4. Purpose of Transaction.

The shares acquired by the Reporting Persons were issued for the purpose of acquiring an interest in the Issuer.  The Reporting Persons do not have any present plan or proposal as a stockholder which relates to, or would result in any action  with  respect to, the matters listed in  paragraphs  (a) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Persons may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of their shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own 9,913,214 shares of common stock of the Issuer, which represents 9.99% of the issued and outstanding shares of the Issuer. Please see Item 3 – Source and Amount of Funds or Other Consideration.

(b) The Reporting Persons have shared power to vote or dispose of 9,913,214 shares of common stock of the Issuer. Please see Item 3 – Source and Amount of Funds or Other Consideration.

(c) Other than the acquisition of the shares reported herein, the Reporting Persons have effected the following transactions in the shares of the Issuer during the past 60 days:

None.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Page 7 of 7 Pages

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

MKM Opportunity Master Fund, Ltd.

October 13, 2010	By:	/s/ David Skriloff
Name: David Skriloff
Title: Portfolio Manager

MKM Capital Advisors, LLC

October 13, 2010	By:	/s/ David Skriloff
Name: David Skriloff
Title: Managing Member

DAVID SKRILOFF

October 13, 2010	By:	/s/ David Skriloff
Name: David Skriloff